NR06-05

September 13, 2006

International Tower Hill Acquires West Tanana Project, Alaska

A highly prospective 220 km2 land package in the Tintina Gold Belt

Vancouver, B.C……International Tower Hill Mines Ltd. (“ITH” or the “Company”) is pleased to announce the acquisition, from Doyon, Limited, an Alaska Native Regional Corporation, by way of a mining exploration agreement with option to lease, of the West Tanana project, a large, highly prospective land package.  The project is located 250 kilometres west of Fairbanks, Alaska and has barge access, via the Yukon River, to a road network developed for historic placer gold mining.

The geologic setting of the West Tanana property is similar to that in the Goodpaster District, which hosts the Pogo deposit (+5M ounces gold) and ITH’s new LMS discovery (where previous drilling has intersected values up to 2.8m @ 29.1 g/t gold – see press release of September 5, 2006).  Geologically, the West Tanana project area is bound to the south by a major terrane structure and underlain by a thick sequence of metamorphic rocks that have been intruded, approximately 100 million years ago, by a batholith which correlates to the main stage Tintina gold event.

The West Tanana property contains a number of significant gold and ‘pathfinder’ trace element soil anomalies which have never been drill tested.  The best developed target to date, known as the Monday Creek soil anomaly, covers an area of roughly 1.5 km x 1 km and is open in all directions.  A total of 117 follow-up soil anomaly confirmation samples taken by ITH have confirmed and expanded these historic anomalies, returning soils values ranging from 3 ppb to 1010 ppb gold.  Within this anomalous zone are several parallel north-east-trending gold and pathfinder geochemical anomalies.  These anomalies are currently interpreted by ITH to reflect stacked, low angle mineralized structures.

Data provided by Doyon on ‘historical’ trenching conducted in the 1990’s referenced a pair of 0.5 metre wide, north-east trending shears with vein quartz and silicified schist.  Historical samples from the shear are reported to have ranged in grade from 5-16 g/t gold with greater than 10,000 ppm arsenic, 10-100 ppm bismuth, and 1-4 ppm tellurium, but this has yet to be confirmed by the ongoing ITH project evaluation program.  The geochemical signature of this mineralization appears to be proximal magmatic and very similar to that found in the Pogo deposit.

Two other highly significant but less explored targets areas have been defined on the West Tanana land package.

The 2006 ITH exploration program which is currently underway will infill and expand the soil grid in the Monday Creek area in preparation for trenching in 2007.  In addition, regional prospecting and sampling will be carried out over the Racine Creek area and other previously defined geochemical anomalies on this large under explored land package.  The anticipated cost of this program is approximately USD 80,000 and it is estimated to take approximately 4 weeks to complete.

The agreement with Doyon is a two stage Exploration Option/Mining Lease, whereby ITH has the option to enter into one or more mining leases over some or all of the Doyon conveyed lands (25,920 acres) and up to 3 leases totalling 8,000 acres over the Doyon selected lands (25,872 acres) subject to the exploration option agreement.

In order to maintain the option to lease in good standing, ITH is required to pay Doyon USD 350,000 over six years (five years plus one year extension, USD 50,000 first year,) make annual scholarship donations of USD 10,000 per year, and incur exploration expenditures totalling USD 2,625,000, subject to reduction to USD 2,125,000 if the lands subject to the option are reduced by 50% or more (USD 75,000 commitment for the first year).  If ITH does not terminate the option prior to January 1 in any option year, the specified minimum expenditures for that year become a commitment of ITH.

At any time during the option period, ITH may enter into a mining lease with Doyon Limited with respect to any one or more area(s) of the lands in respect of which it has expended at least USD 600,000, carried out at least 10,000 feet of core drilling, and submitted a pre-feasibility study.  Each mining lease will have a term of 15 years and for so long thereafter as commercial production continues and requires advance minimum royalty payments of USD 250,000 per year during the first five years of the term.  ITH is also required to incur minimum mandatory exploration expenditures equal to the greater of USD 25/acre or USD 250,000 for each of the first five years and USD 50/acre or USD 500,000 in the sixth and each succeeding year.  If, on or before the 5th year of the term, ITH has not produced a feasibility study and made a production decision, the annual advance minimum royalty payments increase to USD 500,000.  Advance royalty payments are credited against 50% of production royalties.

Upon commencement of commercial production, ITH is required to pay a production royalty on precious metals, calculated as the greater of 2% of net smelter returns pre-payout and 4% of net smelter returns post-payout or 10% of net profits pre-payout and 20% of net profits post payout, and on base metals, calculated as the greater of 1% of net smelter returns pre-payout and 3% of net smelter returns post-payout or 10% of net profits pre-payout and 20% of net profits post payout.  Payout occurs when ITH has recouped cumulative gross revenues from production equal to its cumulative expenditures since the effective date of the lease.  Upon ITH having made a production decision with respect to any leased area, Doyon will also have the right to acquire a minimum of 5%, and a maximum of 10%, participating interest in ITH’s interest in that leased area by contributing an amount equal to 2.25 times Doyon’s elected percentage of ITH’s cumulative project expenditures to the joint venture to be formed upon Doyon’s election to participate.  Such contribution will be applied to fund 100% of joint venture expenditures until exhausted, following which each party will be required to contribute its pro rata share of further expenditures.

Qualified Person and Quality Control/Quality Assurance

EurGeol Dr. Mark D. Cruise, a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this news release.  The work program at West Tanana was designed and is supervised by Jeffrey A. Pontius, President of Talon Gold (US) LLC (a wholly owned subsidiary of ITH responsible for carrying out the exploration programs on ITH’s Alaskan properties), who is responsible for all aspects of the work, including the quality control/quality assurance program.

All geochemical samples are secured and shipped to ALS Chemex for assay.  ALS Chemex's quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

International Tower Hill Mines Ltd. is an Alaskan focused resource exploration company that controls a number of exploration projects representing a spectrum of early stage to advanced gold discoveries.  ITH is committed to building shareholder value through new discoveries while maintaining a majority interest in its holdings, thereby giving its shareholders the maximum value for their investment.

On behalf of

INTERNATIONAL TOWER HILL MINES LTD.

(signed) Anton J. Drescher

Anton J. Drescher,

President and Chief Executive Officer

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this press release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding future anticipated property acquisitions, exploration program results, the discovery and delineation of mineral deposits/resources/reserves, business and financing plans, potential mining scenarios, the success of mineral processing procedures, business trends and future operating costs and revenues.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company's ability to obtain any necessary permits, consents or authorizations required for its activities, the Company's ability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.  All of the Company's public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.

This press release contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine.  The Company advises US investors that the US Securities and Exchange Commission's mining guidelines strictly prohibit information of this type in documents filed with the SEC.  Readers are cautioned that the Company has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company's properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.